UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 2 October 2023, with registration number 1981, relating to the execution of a buyback program of own shares of BBVA (the “Buyback Program”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs that it has carried out the following transactions over BBVA shares in execution of the Buyback Program between 2 and 6 October 2023 (both inclusive):

Date	Security	Transaction	Trading Venue	Number of Shares	Weighted average price €
10/2/2023	BBVA. MC	Purchase	XMAD	2,500,000	7.7522
10/2/2023	BBVA. MC	Purchase	CEUX	500,000	7.7529
10/3/2023	BBVA. MC	Purchase	XMAD	2,500,000	7.7601
10/3/2023	BBVA. MC	Purchase	CEUX	500,000	7.6569
10/4/2023	BBVA. MC	Purchase	XMAD	2,500,000	7.6569
10/4/2023	BBVA. MC	Purchase	CEUX	500,000	7.6562
10/5/2023	BBVA. MC	Purchase	XMAD	2,500,000	7.6622
10/5/2023	BBVA. MC	Purchase	CEUX	500,000	7.6655
10/6/2023	BBVA. MC	Purchase	XMAD	2,500,000	7.6677
10/6/2023	BBVA. MC	Purchase	CEUX	500,000	7.6648
			TOTAL	15,000,000

The cash amount of the shares purchased to date as a result of the execution of the Buyback Program amounts to 115,499,202.00 Euros, which, approximately, represents 11.55% of the maximum cash amount of the Buyback Program.

Issuer  name:  Banco  Bilbao  Vizcaya  Argentaria,  S.A.  -  LEI   K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 9 October 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX I

Detailed information on each of the transactions carried out in execution of the Buyback Program between 2 and 6 October 2023 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 9, 2023	By: /s/ Jose Maria Caballero Cobacho

Name: Jose Maria Caballero Cobacho

Title: Assets and Liabilities Management Director